Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Charter Opens USD 16 Mln Call Centre In Saint Ann, MO
Originally appeared in Telecompaper
January 22, 2016

http://www.telecompaper.com/news/charter-opens-usd-16-mln-call-centre-in-saint-ann-mo--1124261

US cable operator Charter Communications has opened a state-of-the-art call centre in Saint Ann, a suburb of Saint Louis, Missouri. Charter invested over USD 16 million in renovating the over 134,000 sq ft building which was formerly the Northwest Plaza Shopping Center. The new opening continues Charter’s strategy over the past several years of moving outsourced call handling to internal call centres.

Read the full article here. http://www.telecompaper.com/news/charter-opens-usd-16-mln-call-centre-in-saint-ann-mo--1124261

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Charter Communications Bringing Over 200 New Jobs To St. Louis-Area
Originally appeared in KMOV
January 21, 2016

http://www.kmov.com/story/31020183/charter-communications-bringing-over-200-new-jobs-to-st-louis-area

ST. LOUIS (KMOV.com) - Charter Communications plans to bring more than 200 new jobs to the St. Louis-area with the development of a new call center.

The new facility, located in a renovated St. Louis landmark in St. Ann, can hold 650 people. The building features smart LED lighting that adjusts automatically and reduces eye strain.

Read the full article here. http://www.kmov.com/story/31020183/charter-communications-bringing-over-200-new-jobs-to-st-louis-area

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Hastings: Charter-TWC Deal a ‘Tremendous Positive’
Originally appeared in Multichannel News
January 19, 2016
By: Jeff Baumgartner

http://www.multichannel.com/news/content/netflix-ceo-charter-twc-tremendous-positive-ott/396667

Netflix CEO Reed Hastings volunteered on the OTT giant’s Q4 earnings interview Tuesday (Jan. 19) that Charter Communications’s pending acquisition of Time Warner Cable would represent a “tremendous positive” for the over-the-top video industry.

That of course was in reference in part to Charter’s current settlement-free peering policy, and its pledge to extend that policy to the systems it’s poised to acquire from Time Warner Cable and Bright House Networks. Netflix, which has already offered support for the deals, notably operates in a paid peering model with TWC, with Bright House benefiting from the TWC-Netflix agreement. Netflix also has paid peering deals with Comcast, Verizon Communications and AT&T.

Charter's proposals represent a “huge step forward for U.S. policy [with respect] to OTT,” Hastings said.

Read the full article here. http://www.multichannel.com/news/content/netflix-ceo-charter-twc-tremendous-positive-ott/396667

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.